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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-25945
                                                                       ---------



         (Check One):      /x/ Form 10-K and Form 10-KSB  )Form 11-K  )Form 20-F
                                )Form l0-Q and Form 10-QSB  )Form N-SAR

         For Period Ended:  December 31, 2001
                          ---------------------------------------------

                                )Transition Report on Form 10-K and Form 10-KSB )Transition Report on Form 20-F
                                )Transition Report on Form 11-K
                                )Transition Report on Form 10-Q and Form 10-QSB )Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ---------------------------------------

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates: NOT APPLICABLE
                                                         -----------------------




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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant    Network Access Solutions Corporation
                       ---------------------------------------------------------

Former name if applicable

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Address of principal executive office (STREET AND NUMBER)
13650 Dulles Technology Drive
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City, state and zip code  Herndon, Virginia  20171
                        --------------------------------------------------------


                                     PART II

                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    /x/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /x/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     /x/  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to the resignation of certain key employees, the registrant has been unable to prepare its annual report on Form 10-K for the year ended December 31, 2001 in sufficient time to allow the registrant's independent accountants to complete the audit of the registrant's consolidated financial statements as of and for the year ended December 31, 2001. As a result, the registrant is unable to prepare all of the materials required in order to permit an accurate and complete filing of the annual report on a timely basis, without unreasonable effort and expense. The registrant will file its Form 10-K no later than April 16, 2002. Attached, as Exhibit A, is a statement from PricewaterhouseCoopers LLP stating that the audit of the registrant's financial statements cannot be completed timely due to the reasons expressed above.




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                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


Jonathan P. Aust, Chairman and Chief Executive Officer         (703)             793-5000
-----------------------------------------------------------------------------------------------------
                  (Name)                                    (Area Code)    (Telephone Number)



     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /x/ Yes  )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               )Yes /x/ No [CONFIRM]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [CONFIRM]


                    NETWORK ACCESS SOLUTIONS CORPORATION
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MARCH 29, 2002                        By: /S/ JONATHAN P. AUST
     ----------------------                 ------------------------
                                            Jonathan P. Aust
                                            Chairman and Chief Executive Officer



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                                    EXHIBIT A

                             ACCOUNTANT'S STATEMENT

March 29, 2002






Mr. William Smedberg, III
Executive Vice President
Network Access Solutions Corporation
13650 Dulles Technology Drive
Herndon, Virginia 20171

Dear Mr. Smedberg:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25,dated March 29, 2002.

We are in agreement with the comments under Part III of the Form 12b-25 with respect to the reasons why we are unable to furnish our report on the financial statements of Network Access Solutions Corporation on or before April 1, 2002, the date the Form 10-K of Network Access Solutions Corporation for the year ended December 31, 2001 is required to be filed.

Yours very truly,

/s/ PRICEWATERHOUSECOOPERS LLP


PricewaterhouseCoopers LLP